Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: July 10, 2013

July 10, 2013

TO:	All OfficeMax Associates
FROM:	Ravi Saligram
SUBJECT:	OfficeMax and Office Depot Stockholders Approve Merger of Equals

Today, we reached a pivotal milestone on the path to completing our merger of equals with Office Depot. Both companies held special stockholder meetings this morning for purposes of voting on the combination and I’m pleased to report that the stockholders of both companies have voted in favor of the proposals for the merger. OfficeMax and Office Depot issued a joint news release announcing the news a short while ago.

With this positive outcome, our progress toward successfully closing the transaction continues on track, with the next key step being FTC approval. Our two companies remain optimistic that the closing will occur by the end of the calendar year 2013, subject to the receipt of regulatory approval and other customary closing conditions; and we continue to work cooperatively with the FTC as it conducts its review of the proposed combination.

Our pending merger with Office Depot is an historic event in our industry. We continue to believe the merger will create a stronger, more efficient competitor better positioned to meet the growing challenges of a rapidly changing office solutions industry. We will have the opportunity to build on our strong digital platforms and expand our multichannel capabilities to better serve our customers and compete more effectively. We are confident that there will be exciting new opportunities for associates as part of a global business.

I remain very excited by the possibilities for leading change in our industry and am proud to be working with each of you to accomplish it. I greatly appreciate your dedication to moving our business forward as the merger process progresses.

Onwards and Upwards,

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction in connection with the proposed merger of Office Depot with OfficeMax or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Office Depot has filed with the SEC a registration statement on Form S-4 that includes a definitive Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a definitive prospectus of Office Depot. The registration statement was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.